Exhibit 99.1

ENERPLUS CORPORATION

(the “Corporation”)

Annual General Meeting of Shareholders

May 13, 2011

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon	Outcome of Vote

1. The election of the following nominees as directors of the Corporation for the following year:

(a) Edwin V. Dodge	Approved 97.30% For, 2.70% Withheld
(b) Robert B. Hodgins	Approved 91.11% For, 8.89% Withheld
(c) Gordon J. Kerr	Approved 97.47% For, 2.53% Withheld
(d) Douglas R. Martin	Approved 97.19% For, 2.81% Withheld
(e) David P. O’Brien	Approved 96.87% For, 3.13% Withheld
(f) Elliott Pew	Approved 96.27% For, 2.73% Withheld
(g) Glen D. Roane	Approved 91.91% For, 8.09% Withheld
(h) W.C. (Mike) Seth	Approved 96.16% For, 3.84% Withheld
(i) Donald T. West	Approved 97.37% For, 2.63% Withheld
(j) Harry B. Wheeler	Approved 97.24% For, 2.76% Withheld
(k) Clayton H. Woitas	Approved 97.43% For, 2.57% Withheld
(l) Robert L. Zorich	Approved 97.51% For, 2.49% Withheld

2.     The appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as the auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors of the Corporation to fix their remuneration in accordance with the recommendation of the Corporation’s Audit & Risk Management Committee.

Approved 99.24% For, 0.76% Withheld